

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Janet Yang
Executive Vice President and Chief Financial Officer
W&T OFFSHORE INC
Nine Greenway Plaza
Suite 300
Houston, Texas 77046-0908

> **Re: W&T OFFSHORE INC**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 5, 2020**
> **Form 8-K, Filed November 4, 2020**
> **File No. 001-32414**

Dear Ms. Yang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K, Filed November 4, 2020

Free Cash Flow, page 14

1. We note your presentation of a non-GAAP financial measure entitled "Free Cash Flow". Please address the following:

    - Tell us why your reconciliation of Free Cash Flow reconciles to Net (loss) income. Since Free Cash Flow is a liquidity measure the most appropriate GAAP financial measure to reconcile to appears to be cash flows from operating activities.

    - The amounts of capital expenditures shown in your reconciliations for the nine months ended September 30, 2020 and 2019 do not agree with the amounts of capital expenditures reflected in your statements of cash flows for those periods. Please revise your disclosure to clarify all adjustments made to the amounts of capital expenditures presented in your statements of cash flows to arrive at the adjustments for capital expenditures included in your reconciliation.

- Revise your disclosure to clarify whether plugging and abandonment costs deducted to arrive at Free Cash Flow represent cash payments for such costs made during each of the periods presented. If not, ensure your disclosure fully explains the amount and nature of all adjustments.

- Revise your disclosure to provide cautionary language indicating that you may have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure.

- Given that your measure of free cash flow reflects deductions for capital expenditures and for certain other expenses, revise the title of this measure to refer to adjusted free cash flow.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation